Exhibit 12.1

HeartWare International, Inc.

Schedule of Ratio of Earnings to Fixed Charges

	Nine Month Period Ended September 30,
In thousands	2013	2012	2011	2010	2009	2008
Net loss before taxes:	$(37,263)	$(87,718)	$(55,055)	$(29,397)	$(20,909)	$(23,764)
Add: Fixed charges	9,841	12,304	11,379	739	1,117	345

Loss as adjusted	(27,422)	(75,414)	(43,676)	(28,658)	(19,792)	(23,418)
Fixed charges	9,841	12,304	11,379	739	1,117	345

Deficiency of earnings to cover fixed charges	$(37,263)	$(87,718)	$(55,055)	$(29,397)	$(20,909)	$(23,764)